UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

☐	TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 1-7626

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Sensient Technologies Retirement Employee Stock Ownership Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SENSIENT TECHNOLOGIES CORPORATION

777 EAST WISCONSIN AVENUE

MILWAUKEE, WISCONSIN 53202-5304

(414) 271-6755

Report of Independent Registered Public Accounting Firm	4

Statements of Net Assets Available for Benefits – December 31, 2003 and 2002	5

Statements of Changes in Net Assets Available for Benefits – Years ended December 31, 2003 and 2002	6

Notes to Financial Statements	7

Signatures	12

Exhibit Index	13

All schedules required by Section 2520.103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SENSIENT TECHNOLOGIES

RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002 AND REPORT OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Benefits Administrative Committee

Sensient Technologies

    Retirement Employee Stock Ownership Plan

Milwaukee, Wisconsin

We have audited the accompanying statements of net assets available for benefits of the Sensient Technologies Retirement Employee Stock Ownership Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Milwaukee, Wisconsin

May 28, 2004

SENSIENT TECHNOLOGIES

RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS:
Investments at fair value - Interest in Sensient Technologies Corporation Master Defined Contribution Trust	$41,471,430	$45,047,177
Contribution receivable from Sensient Technologies Corporation	240,148	2,627,206

NET ASSETS AVAILABLE FOR BENEFITS	$41,711,578	$47,674,383

See notes to financial statements.

SENSIENT TECHNOLOGIES

RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR

THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Investment (loss) income–Equity in net (loss) income of Sensient Technologies Corporation Master Defined Contribution Trust	$(3,328,488)	$4,360,607

Contributions:
Sensient Technologies Corporation	240,101	2,693,119

Subtotal	(3,088,387)	7,053,726

Withdrawals and distributions	(2,874,418)	(5,559,522)

Net (decrease) increase	(5,962,805)	1,494,204

Net assets available for benefits:
Beginning of year	47,674,383	46,180,179

End of year	$41,711,578	$47,674,383

See notes to financial statements.

SENSIENT TECHNOLOGIES

RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

Note A - Accounting Policies:

The financial statements of the Sensient Technologies Retirement Employee Stock Ownership Plan (the “Plan”) are prepared on an accrual basis in accordance with accounting principles generally accepted in the United States of America. Assets of the Plan are stated at fair value.

Benefits are recorded when paid.

Administrative expenses incurred by the Plan are paid by Sensient Technologies Corporation (the “Company”) on behalf of the Plan or from Plan assets as determined by the Benefits Administrative Committee.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets during the reporting period. Actual results could differ from those estimates.

Note B - Description of the Plan:

The following description of the Plan provides only general information. Participants should refer to the Plan for a more comprehensive description of the Plan’s provisions.

The Plan is a defined contribution plan covering substantially all domestic employees of the Company eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Securities Act of 1974, as amended (“ERISA”). The Company makes discretionary annual contributions to the Plan as determined annually by its Board of Directors. Participant contributions are not permitted under the Plan. Contributions become vested after five years of credited service with the Company or upon termination due to death or disability. Amounts that have been forfeited in accordance with provisions of the Plan are deemed to be contributions made by the Company. Forfeitures were approximately $624,168 and $389,289 during the years ended December 31, 2003 and 2002, respectively.

Plan assets may be invested in any type of investment that is legally permitted for employee retirement plans. Plan assets are invested primarily in common stock of the Company. Effective January 1, 2004, participants have the option to receive dividends on the Company’s common stock in the form of cash. Previously, dividends on Company stock could only be reinvested into the Plan. At age 35, participants may elect to have a portion of their account invested in a fixed income fund, the assets of which are invested primarily in guaranteed investment contracts; Treasury bills and notes; certificates of deposit; and other fixed income securities. Employees age 55 with 10 years of service also have the option to elect to have a portion of their account invested in a balanced fund and a U.S. equity index fund. Assets of the balanced fund are invested primarily in common stocks, preferred stocks and bonds. Assets of the U.S. equity index fund are invested primarily in S&P 500 company stocks to attempt to match the S&P 500 performance.

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the Company’s contribution and Plan earnings, and charged with withdrawals and an allocation of Plan income and losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

The Plan does not allow participants to borrow funds from their account.

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

SENSIENT TECHNOLOGIES

RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

Note C – Sensient Technologies Corporation Master Defined Contribution Trust:

The Plan’s investments are held by the Sensient Technologies Corporation Master Defined Contribution Trust (the “Master Trust”) along with the investments of the Sensient Technologies Corporation Savings Plan and the Sensient Technologies Corporation Transition Plan. Use of the Master Trust permits the commingling of assets of various employee benefit plans for investment and administrative purposes. Although plan assets are commingled, supporting records are maintained for the purpose of determining changes in each plan’s undivided and specifically allocated interest in the Master Trust.

Quoted market prices are used to determine the fair value of marketable securities. Shares of registered investment companies or collective trusts are stated at quoted market prices or withdrawal value. Investment income, realized gains and losses, and unrealized appreciation and depreciation of investments in the Master Trust are allocated to each plan participating in the Master Trust based upon the relationship of the individual interest of each plan to the total of the individual interests of all plans participating in the Master Trust.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

The Master Trust invests in various securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

The fair value of the net assets of the Master Trust as of December 31, 2003 and December 31, 2002 is as follows:

	2003	2002
Sensient Technologies Corporation common stock*	$53,003,097	$60,598,009
Fixed income funds	15,637,573	15,857,627
Mutual funds	43,226,821	29,612,470

Net assets in Master Trust	$111,867,491	$106,068,106

Plan’s investment in Master Trust	$41,471,430	$45,047,177

Plan’s investment in Master Trust as a percent of total	37.07%	42.47%

*	Party-in-interest

SENSIENT TECHNOLOGIES

RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

Note C – (continued):

The net income (loss) of the Master Trust for the years ended December 31, 2003 and 2002 are as follows:

	2003	2002
Dividends on Sensient Technologies Corporation common stock*	$1,611,104	$1,510,678
Interest and other dividends	1,232,387	1,267,571
Net appreciation (depreciation) of investments based on quoted market prices	3,074,023	(4,438,312)

Net income (loss) of Master Trust	$5,917,514	$(1,660,063)

Plan’s equity in net (loss) income of the Master Trust	$(3,328,488)	$4,360,607

*	Party-in-interest

SENSIENT TECHNOLOGIES

RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

During the years ended December 31, 2003 and 2002, net appreciation (depreciation) of the investments held by the Master Trust (including gains and losses on investments bought and sold, as well as held during the year) is as follows:

	2003	2002
Sensient Common Stock	$(7,330,545)	$5,195,236
Mutual Funds	10,404,568	(9,633,548)

Net appreciation (depreciation) in fair value of investments - Master trust	$3,074,023	$(4,438,312)

Note D - Nonparticipant Directed Investments of the Plan:

The nonparticipant directed investments of the Plan held by the Master Trust are invested in Sensient Technologies Corporation common stock. Participant account balances which are eligible to be diversified but remain in Sensient Technologies Corporation common stock cannot be separately determined and are reported as nonparticipant directed investments. Information about the net assets and the significant components of the changes in net assets relating to nonparticipant directed net assets is as follows.

	2003	2002
Nonparticipant Directed Net Assets:
Sensient Technologies Corporation common stock*	$34,421,051	$38,489,857
Contributions receivable from Sensient Technologies Corporation	240,148	2,627,206

Non participant directed net assets	$34,661,199	$41,117,063

	2003	2002
Changes in Nonparticipant Net Assets:
Contributions	$85,186	$2,693,119
Dividends	1,041,871	964,301
Net (depreciation) appreciation	(4,796,092)	3,194,018
Withdrawals and distributions	(2,234,842)	(3,745,751)
Transfers to participant directed investments	(551,987)	(1,961,841)

	$(6,455,864)	$(1,143,846)

*	Party-in-interest

SENSIENT TECHNOLOGIES

RETIREMENT EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

Note E – Income Tax Status:

The Plan obtained its latest determination letter on June 27, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, qualifies under Section 401 of the Internal Revenue Code. The Plan has been amended since receiving the determination letter, however, the Company and the Plan Administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Note F – Benefits Payable:

As of December 31, 2003 and 2002 the Plan had benefits payable to persons who have elected to withdraw from participation in the earnings and operations of the Plan but have not yet been paid of $28,011 and $1,110, respectively.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefits plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Sensient Technologies Retirement Employee Stock Ownership Plan

Date: June 25, 2004	By:	/s/ Christopher L. Lawlor
	Name:	Christopher L. Lawlor
	Title:	Chairman, Benefits Administrative Committee Sensient Technologies Corporation

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 23	Consent of Independent Auditors